                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                     SCHEDULE 13G

                                  (AMENDMENT NO. 6)

                      Under the Securities Exchange Act of 1934

                                     HACH COMPANY
                            -----------------------------
                                   (Name of Issuer)


                                     COMMON STOCK
                            -----------------------------
                            (Title of class of securities)


                                     404504 10 2
                            -----------------------------
                                    (CUSIP Number)



                                        N/A
                            -----------------------------
                            (Date of event which requires
                              filing of this statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

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                                                                Page 2 of 6
CUSIP No. 404504 10 2


(1)  Names of Reporting Person                         Hach Company Employee
     S.S. or I.R.S. Identifica-                        Stock Ownership Plan And
     tion Nos. of Above Person                         Trust
                                                       F.E.I.N. 84-1126463

(2)  Check the appropriate Box if a Member of a Group                 (a)  / /
                    Not Applicable                                    (b)  / /

(3)  SEC Use Only

(4)  Citizenship or Place of
     Organization                                                      Delaware

Number of Shares         (5)  Sole Voting Power                             -0-
Beneficially Owned
by Each Reporting        (6)  Shared Voting                                 -0-*
Person With
                         (7)  Sole Dispositive                              -0-

                         (8)  Shared Dispositive Power                      -0-*

(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     710,176

(10) Check if the Aggregate Amount           / /
     in Row (9) Excludes Certain Shares

(11) Percent of Class Represented
     by Amount in Row (9)                                                 7.89%

(12) Type of Reporting Person                                                EP


     * Excluded from the number of shares which the Plan has the power of vote or dispose are 710,176 shares which are allocated to the accounts of individual account holders of the Plan, and as to which the individual account holders have the right to vote. The Plan's Trustees have only contingent voting rights with respect to these shares, which are imposed by ERISA. On December 31, 1998, no matters were submitted to the vote of shareholders, and therefore no account beneficiaries had failed to exercise their voting rights or otherwise triggered the contingent voting obligations imposed on the Trustees of the Plan by ERISA.

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                                                                Page 3 of 6

                                     SCHEDULE 13G
                                  (AMENDMENT NO. 6)

ITEM 1.

          (a)  Name of Issuer:  Hach Company

          (b)  Address of Issuer's Principal Executive Office:

               5600 Lindbergh Drive
               Loveland, Colorado  80537

ITEM 2.

          (a)  Name of Persons Filing:       Hach Company Employee Stock
                                             Ownership Plan and Trust (referred
                                             to herein as the "Reporting Person"
                                             or the "Plan")

          (b)  Address of Principal Business Office or, if none, Residence:

                         5600 Lindbergh Drive
                         Loveland, Colorado

          (c)  Citizenship:  United States of America

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number:  404504 10 2

ITEM 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [  ] An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E).

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                                                                Page 4 of 6

     (f) [x] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F).

     (g) [  ] A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U .S.C. 80a-3).

     (j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ] .

ITEM 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned:
                    710,176

          (b)  Percent of Class
                    7.89%

          (c) The number of shares which the Reporting Person owns and the nature of the Reporting Person's beneficial ownership is as follows:

          (i)   Sole power to vote or direct the vote:    0

          (ii)  Shared power to vote or direct the vote:  0*

          (iii) Sole power to dispose or direct the disposition:    0

          (iv)  Shared power to dispose or direct the disposition:  0*

     * Excluded from the number of shares which the Plan has the power of vote or dispose are 710,176 shares which are allocated to the accounts of individual account holders of the Plan, and as to which the individual account holders have the right to vote. The Plan's Trustees have only contingent voting rights with respect to these shares, which are imposed by ERISA. On
December 31, 1998, no matters were submitted to the vote of shareholders, and therefore no account beneficiaries had failed to exercise their voting rights or otherwise triggered the contingent voting obligations imposed on the Trustees of the Plan by ERISA.

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                                                                Page 5 of 6

          The Plan also holds 706,455 shares of Class A Common Stock, $1.00 par value, of the Issuer ("Class A Stock"), a class of non-voting equity securities, which are allocated to the accounts of individual account holders of the Plan. Neither the Common Stock nor the Class A Stock will be convertible into another class of common stock or any other security of the Issuer. However, the holders of outstanding Class A Stock will be entitled to one vote per share of Class A Stock on all matters presented to the stockholders of the Issuer automatically (i) at any time when the number of outstanding shares of Common Stock falls below 10% of the aggregate number of outstanding Common Stock and Class A Stock; and (ii) upon resolution of the Board of Directors of the Issuer if, as a result of the existence of the Class A Stock, either the Common Stock or Class A Stock or both, are excluded from trading on The NASDAQ Stock Market National Market System and other comparable quotation systems then in use, and are excluded from trading by the New York Stock Exchange, American Stock Exchange and all other principal national securities exchanges then in use.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Dividends and proceeds from the sales of any shares owned are allocated to the accounts of the beneficiaries of the Plan on a regular basis throughout the year.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
               SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

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                                                                Page 6 of 6

ITEM 10.  CERTIFICATION.

      By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                      Signatures

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                              HACH COMPANY EMPLOYEE STOCK
                                   OWNERSHIP PLAN AND TRUST
                              BY:


                               /s/ Loel J. Sirovy
                              -----------------------------------------------
                              Loel J. Sirovy, Co-Trustee


                               /s/ Randall A. Petersen
                              -----------------------------------------------
                              Randall A. Petersen,
                              Co-Trustee


                               /s/ Gary R. Dreher
                              -----------------------------------------------
                              Gary R. Dreher, Co-Trustee


February 11, 1999